UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For July 22, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated 21 July, 2005  -  2004 Segment Analysis


                                                                    21 July 2005


                              2004 SEGMENT ANALYSIS

Further to the announcement made on 28 June 2005, Bunzl plc, the international distribution and outsourcing Group, is today issuing an analysis of revenue and operating profit for the first half of 2004 and the full year 2004 showing the Group's continuing operations in three business segments and Filtrona as discontinued operations.


                                                 Revenue           Operating profit
                                   Six months    Year to      Six months    Year to
                                  to 30.06.04   31.12.04     to 30.06.04   31.12.04
                                         GBPm       GBPm            GBPm       GBPm
-----------------------------------------------------------------------------------

North America                           673.7    1,412.9            49.3      105.1
UK & Ireland                            307.1      638.9            22.1       51.2
Continental Europe & Australasia        140.5      386.7             7.2       26.5
                                    --------------------        --------------------
                                      1,121.3    2,438.5            78.6      182.8
Corporate                                                           (6.6)     (13.9)
Intangible amortisation                                             (1.3)      (6.3)
                                    --------------------        --------------------
Continuing operations                 1,121.3    2,438.5            70.7      162.6

Discontinued operations                 237.6      477.5            28.0       54.5
Intangible amortisation                                             (0.2)      (0.5)
                                    --------------------        --------------------
                                      1,358.9    2,916.0            98.5      216.6
                                    --------------------        --------------------


For the six months to 30 June 2004 all of the intangible amortisation for continuing operations related to Continental Europe & Australasia. For the year to 31 December 2004 intangible amortisation for continuing operations comprised North America GBP0.3m, UK & Ireland GBP0.1m and Continental Europe & Australasia GBP5.9m.


Enquiries:

Bunzl plc                                          Finsbury
David Williams, Finance Director                   Roland Rudd
Tel: 020 7495 4950                                 Morgan Bone
                                                   Tel: 020 7251 3801




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  July 22, 2005                          By:__/s/ Anthony Habgood__

                                              Title:   Chairman